For the fiscal year ended October 31, 2003
File number 811-04864
Jennison Value Fund
(formerly Prudential Value Fund)



SUB-ITEM 77C
Submission of Matters to a Vote of Security Holders

A Special Meeting of Shareholders of Jennison Value Fund was held on July 17, 2003. At such meeting, the shareholders of the Fund approved the following proposal.



01.	Votes on Trustees	                	Votes For		Withheld

         David E.A. Carson			37,397,288		624,804
         Robert E. La Blanc			37,392,959		629,133
         Douglas H. McCorkindale		37,415,300		606,792
         Stephen P. Munn*			37,420,717		601,375
         Richard A. Redeker			37,425,524		596,568
         Robin B. Smith			37,394,924		627,168
         Stephen Stoneburn 			37,417,141		604,951
         Clay T. Whitehead			37,409,112		612,980
         Robert F. Gunia			37,408,913		613,179
         Judy A. Rice				37,398,984		623,108






* Mr. Munn resigned effective November 30, 2003.



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